                    SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                     _______________________________________

                                   FORM 10SB
                    _______________________________________

                   General Form for Registration of Securities
                            of Small Business Issuers

       Under Section 12 (b) or (g) of the Securities Exchange Act of 1934

                    _______________________________________

                             MAMMOTH MINING COMPANY

                 (name of small business issuer in its charter)

                                     NEVADA
         (State or other jurisdiction of incorporation or organization)
                (I.R.S. Employer Identification No.) 87-015-0860

            44 West Broadway, Suite 704S, Salt Lake City, UTAH 84101
               (Address of principal executive offices) (zip code)

                                 (801) 355-6044
                           (Issuer's telephone number)
                    _______________________________________

           Securities Registered Pursuant to Section 12(b) of the Act:
                               Title of each class
                                      None

           Securities Registered Pursuant to Section 12(g) of The Act:
                                 Title of class
                     Common Stock, Par Value $0.10 Per Share

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pagination, typesetting, and text formatting. No material changes have
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              "FORWARD-LOOKING STATEMENTS" DISCLOSURE

Except for the historical information discussed below, most statements are forward-looking. They generally are identified by the words "anticipate," "plan," "believe," "expect," "estimate," "propose," "project," and the like.

Although we believe our forward-looking statements are reasonable, they involve risks and uncertainties about the timely development of the Company's business. This includes all statements about future projects, existing properties and reserves; the ability of the Company to effectively make or conclude acquisitions in accordance with its initial plans; the impact of prices and production volatility; changing market conditions and regulatory environment; and the other risks detailed below, and as updated from time to time in the Company's periodic reports to be filed with the U.S. Securities and Exchange Commission ("SEC").

However, actual results may differ materially from those projected or implied. The Company is not able to give any assurances that the events discussed may or may not occur. Nor are we able to give you prospective comfort about the material effects or outcomes that any event may or may not have on the Company's future business, development of plans, financial condition, or results of operations.

As a result, these forward-looking statements represent the Company's beliefs and judgments as of the date they were made. Therefore, the reader is strongly cautioned both to not overly rely on forward-looking statements, and to review the comprehensive disclosure of "Risk Factors" presented in detail below.

                                  PART I

                             ITEM 1. BUSINESS

                    DESCRIPTION OF THE COMPANY

BACKGROUND

MAMMOTH MINING COMPANY ("Mammoth" or "the Company") a U.S. mineral resource company, incorporated on December 5, 1906, in Nevada. Operating continuously since inception, the Company is authorized to conduct business in Utah. Located within the historic Tintic Mining District (organized on December 13, 1869) in Juab County, Mammoth was part of a once-thriving mining district with worldwide acclaim and significant mineral importance.

Mammoth was the result of prospecting and claims [the first made on February 26, 1870] after some initial discoveries of silver outcroppings. Reportedly, one of the early prospectors, realizing the potential windfall, declared: "Boys! She's a mammoth strike! We've got ourselves a mammoth mine." Thus, Mammoth received her name, and, as statistical data later proved, lived up to her nomenclature. Charles Crimson led early developments on Mammoth, but it was the McIntyre brothers, Sam and William, after trading their cattle for the patented mining claims, that exploited Mammoth's potential.

Sam and William invested into the mine and continued sinking Crimson's original shaft. They discovered a body of ore that produced gold, silver, lead, copper and bismuth in abundance for the next seventy-five years. Historical production includes 368,000 ounces of gold, 13 million ounces of silver, 37 million pounds of copper, and 36 million pounds of lead in about 1.3 million tons of ore. As in all mining areas, towns sprang up to meet the needs of prospectors and miners. Mining related operations were set up by the addition in 1890 of two mills, the Mammoth and the Sioux.

Numerous business establishments and services were found serving this area: general and dry good stores, stables, lumberyards, a pool hall, a book store, a Chinese laundry, barbershops, blacksmith shops, lawyers, doctors, a baseball field, an opera house with a capacity for 300 people built in 1896, movie theater, a confectionary and saloons. Mammoth, in response to a costly fire (but not the first fire to errupt) raised a volunteer fire department in 1912. At the height of mineral extraction, Mammoth's population exceeded 3000.

Today, the Company boasts an extensive technical library on properties that it holds, consisting of geological reports, historical data, artifacts and maps. The Tintic Mining District was listed in the National Register of Historic Places in 1979.

The Company is a viable development stage company. It has not been involved in any bankruptcy, receivership or similar proceeding. There has been no material reclassification, consolidation, merger, or purchase or sale of any significant amount of its assets, other than in the ordinary course of business. It actively continues its development and planning and maintains its authority to conduct business in Utah and its corporate good standing in Nevada. Currently, the Company is not engaged in any merger or acquisition transactions. Nonetheless, the Company's Board of Directors has authorized the voluntary filing of this registration statement to broaden its viability for reorganization, acquisition or merger, if suitable.

TRADING AND REPORTING HISTORY

Mammoth's common stock was listed on the Intermountain Stock Exchange from 1908, and continued filing annual reports with the I.S.E. until its closure in 1985. Following passage of the Securities Act of 1933, as amended (the "1933 Act"), and the Securities Exchange Act of 1934, as amended (the "1934 Act"), Mammoth also reported to the SEC. The Company ceased filing periodic reports with the SEC in 1985, but has continued filing annual reports with the Utah Department of Commerce's Corporation Division. As of this filing, Mammoth is not listed on any stock exchange, does not have an assigned trading symbol, and does not trade publicly. With this filing, Management intends to apply for a trading symbol and to be listed, through a market maker, on the OTC bulletin board or the "pink sheets."

CURRENT DEVELOPMENTS

(1) Recent Changes in Ownership

In February of 1994, the Jefferson-Pacific Corp., a closely-held Washington Corporation ("Jefferson-Pacific"), acquired controlling interest in Mammoth by its purchase of approximately sixty percent (60%) of the then-issued and outstanding shares of Mammoth common stock ("Mammoth Common Shares") from the Samuel McIntyre Investment Company and a handful of Mammoth's principal shareholders. At the time of the purchase, Mammoth owned approximately 61 percent (61%) of the then-issued and outstanding common stock of The Gold Chain Mining Company ("Gold Chain"), a Utah corporation since 1908, and Mammoth's sole subsidiary.

Mammoth, as of September 30 2001 owned land and mineral right interests in the Tintic Mining District, including the Mammoth Mine. In September 1994, Jefferson-Pacific completed a reverse merger with Centurion Mines Corporation, a Utah corporation ("Centurion"). Centurion obtained control of Jefferson-Pacific's controlling interests in Mammoth. In addition, Centurion purchased additional shares of common stock from Mammoth and its respective shareholders. As a consequence, on December 31, 1997, Centurion controlled approximately eighty one percent (81%) of Mammoth's and sixty one percent (61%) of Gold Chain's respective shares.

Mammoth became a consolidated subsidiary of Centurion and its financial data was consolidated into Centurion's financial statements. As of the end of fiscal year 1997, Centurion had invested approximately $1,555,000 in Mammoth to finance certain of their respective operations. The debt owed by Mammoth to Centurion was cancelled pursuant to the Federal Court settlement agreement between the "Hansen Parties" and Grand Central Silver Mines, Inc. (the successor to Centurion Mines Corporation) on July 17, 1998 (see paragraph below). In February 1998, Centurion was reorganized, changing its name to Grand Central Silver Mines, Inc. ("Grand Central"; NASDAQ Small Cap: "GSLM"). As part of that same Federal Court settlement, on July 17, 1998, Spenst Hansen acquired the shares in Mammoth Mining Company previously owned by Grand Central Silver Mines, Inc.

In April 1998, Grand Central filed a lawsuit against Hansen, Keystone Surveys, Inc. ("Keystone"), a closely-held Utah corporation, and three other Utah corporations closely-held and controlled by Hansen (collectively, Hansen, Keystone and the three corporations are referred to as the "Hansen Parties"). Grand Central alleged the Hansen Parties had violated securities laws and breached contractual and fiduciary duties to Grand Central, its subsidiaries and their shareholders. At the time, Hansen was a director and executive officer of Mammoth, and he had been a director and executive officer of Grand Central from its inception as Centurion, in 1984, until he retired in February 1998.

The Hansen Parties vigorously denied every allegation of wrongdoing. The lawsuit was dismissed in July 1998, with prejudice, absent any finding or admission of guilt by either side. As part of the settlement, Grand Central transferred all of Mammoth's and Gold Chain's common stock to Hansen and quit-claimed to Keystone every interest it held with respect to patented mining claims in the Tintic Mining district, except for the former Dragon Mining Company properties, which were transferred to Celebration Mining Company. In exchange, the Hansen Parties paid Grand Central cash and transferred Grand Central shares then owned by the Hansen Parties. Hansen currently owns approximately seventy-seven point four percent (77.4%) of the 400,200 currently issued and outstanding Mammoth Common Shares.

(2) Joint Ventures

The Company is not currently participating in any joint ventures arrangements. Management of mammoth will evaluate any business opportunities, including possible Joint Ventures, on an individual basis.

The Company currently owns in fee simple 230.9 acres of patented mining claims (Mining Properties) mainly valued for their ores of gold, silver, copper and other metals, and 10,852 acres of mineral rights valuable primarily for their oil and gas potential in the Tintic over-thrust Belt, west from the Mammoth Mine Center. Approximately 2,210 acres of these oil and gas rights are currently under lease to Threshold Development Company, Fort Worth, Texas. This oil and gas lease has been extended by Mammoth through March 2003. Mammoth Management has been promised that at least one exploratory "wildcat" drill hole will be completed on this leased property prior to the exploration of this lease at no cost to the Company. Mammoth retains a 12-1/2% gross royalty on any gas production from these leased properties.

GENERAL DEVELOPMENT OF THE COMPANY'S BUSINESS

BUSINESS STRATEGY.

The Company's business, from its formation in 1906 until all mining operations ceased in 1984, has been the development and mining of ores containing gold, silver copper, lead and other metals. Between 1984 and the present, Mammoth has directed its efforts toward the maintenance of its surface and underground mining related assets, has carried out limited minerals exploration, and has acquired additional mining and oil properties in the Tintic Mining District, which is its traditional operating area.

The Company's intent, at present is to explore, develop and mine its mineral resources in conjunction with larger and better-financed companies. The company also intends to enter into business arrangements to explore and produce oil and natural gas from its 10,852 acres of oil and gas properties situated in the Tintic Valley Overthrust belt immediately west from its mining properties at Mammoth Mine Center. This strategy focuses on achieving a major increase in the value of the Company's assets and obtaining production income with a minimum risk of its own funds for development expenditures and capital investment in production facilities. The Company also intends to undertake commercial and residential real estate development on a portion of its owned lands, particularly inside and adjacent to the Mammoth town site.

LONG-TERM GOAL AND OBJECTIVES

Mammoth's primary asset lies in its privately owned lands, mineral rights, oil and gas rights, and water rights. Until recent years, Mammoth Mining Company has sought revenue exclusively through exploration, development and mining of ores of gold, silver, copper and other metals. However, recent population growth has caused management of Mammoth to also consider profits from the development and/or sale of portions of its surface lands for commercial and residential purposes. While long term potential for profits from mining has not changed, the likelihood of near term profit from mining has become uncertain in the face of depressed metals prices and increased extraction costs. This has caused Mammoth's management to consider land development for potentially generating short-term profits.

Mammoth Mining Company is considering re-incorporating the Mammoth Town site (disincorporated in 1930), and currently 60% owned by Mammoth Mining Co. Such a venture will require considerable capitalization, preferably from equity investment sources, to commence reconstruction of Mammoth Town. The Company is presently re-adjusting its business plan, which has traditionally been exclusively focused on underground mining operations, to include residential and commercial real estate developments on its surface lands. In this way, the Company expects, to obtain an on-going source of positive cash-flow until such time as the economics of mining operations in the U.S. improve. See "Plan of Operation," Item 2 of this Part I. Management intends to aggressively pursue its opportunities to profit from exploration and possible production from its privately owned 10,852 acres of oil and gas rights in the Tintic Valley.

CURRENT BUSINESS PLAN

Management is deliberately shifting its short term business plan from mineral exploration and development to real estate development. Because of its proximity to several well-developed towns and cities, major surface roads and railway, Management believes that the construction of "Mammoth Town" may be of great interest to investors wishing to live in the ambiance of the old mining west in a planned, community located within the historic Tintic district. Management believes that there are sufficient water reserves to accommodate Mammoth Town's culinary needs, as well as sustaining a golf course, vineyards and equestrian trails. Management believes Eureka Peak (About 850 feet) is capable of sustaining down-hill skiing, and the remains of the old railroad grades are well-suited to cross country skiing, snowmobiling and snow-shoe hiking.

To finance these activities, the Company seeks to receive income from property sales, or through joint development ventures, or other forms of business arrangements with more established and better capitalized property developers. Also, if warranted by future events, Mammoth may explore and develop its properties on its own account.

GOVERNMENT REGULATION OF ENVIRONMENTAL CONCERNS

Mammoth is committed to full compliance with the various federal, state and local provisions that regulate the discharge of materials into the environment and govern the conduct of mining activities for the protection of the environment. Neither Mammoth nor any of its properties is listed on any known environmental cleanup roster. Mammoth does NOT appear on any Superfund roster.

The Company believes it has fully complied with all pertinent regulations during fiscal years 1999, 2000, and 2001, and has fully complied and, intends to continue its compliance, during the remainder of fiscal year 2002 and throughout fiscal year 2003. Readers should particularly note that the Utah State Department of Oil Gas and Mining released Mammoth from all past mining and reclamation obligations at the Mammoth Mine and the Mammoth Exploration sites on October 19, 2001: "The Division officially releases Mammoth Mining Company/Keystone Surveys, Inc. from further mining and reclamation obligations at the Mammoth Mine and the Mammoth Exploration Sites. The notices S/023/041 and E/023/033 are officially closed and the mine permits are retired (State of Utah, Department of Natural Resources, Division of Oil, Gas, and Mining.)"

To fulfill its environmental compliance obligations for future operations, Mammoth must attend to the complex requirements of laws encompassing jurisdictional authority over matters affecting land, mineral rights and/or the surface under which mining activities are proposed. Such compliance may materially affect Mammoth's capital expenditures, earnings and competitive position in the following general areas: 1) surface impact, 2) water acquisition, 3) site access, 4) reclamation, 5) wildlife preservation, and 6) permit and license qualification. To date, compliance has not had a material financial effect on Mammoth because its activities have neither had a material nor significant impact on the environment.

As the Company becomes more active on its properties, however, it is reasonable to expect that compliance with environmental regulations could substantially increase in cost. Such future compliance could include performing feasibility studies on the surface impact of the Company's proposed operations; minimizing surface impact, water treatment and protection; reclamation activities including rehabilitation of various sites; and on-going efforts at alleviating mining impact on wildlife. Moreover, governmental agencies may require permits or bonds from year to year to ensure the Company's compliance with applicable regulations.

During fiscal years 1999 and 2000,and 2001 Mammoth did NOT engage in any activity that required it to obtain any permits or bonds, or otherwise expend any funds to comply with any material environmental regulation. Moreover, the Company does not anticipate that any reclamation bonding will be required during fiscal years 2002 or 2003 or at any time in the reasonably foreseeable future. Nor does Mammoth anticipate any material capital expenditures for environmental control facilities during the remainder of fiscal 2002 or any part of fiscal year 2003.

The amount of future compliance costs affecting the Company's mineral properties may vary, however, depending upon the extent and type of exploration and testing required, or the nature or type of any subsequent commercial property plan, or resulting development. There can be no assurance that Mammoth will be able to comply with all or even some requirements that may be imposed on such future development, nor that it will be able to economically operate or pursue mining or commercial development activities under future regulatory provisions.

OTHER BUSINESS FACTORS

COMPETITIVE CONDITIONS IN THE INDUSTRY

The mining industry remains competitive. Such competition may include efforts to obtain favorable mining properties and to evaluate exploration prospects for drilling, exploration, development, and mining. Despite this competition, however, in the case of Mammoth, the properties owned have been historically productive. Management believes that additional exploration on these historically owned properties might discover additional mineable reserves of gold, silver, copper and other metals.

Management believes that the past production subsequent to mine opening in 1870, of 368,000 ounces of gold, 13 million ounces of silver, 37 million pounds of copper, and 36 million pounds of lead in about 1.3 million tons of ore represents only a portion of the potential of the Mammoth Mine Property.

Mammoth intends to concentrate on the extension to depth and laterally of the previously produced ore zones, and as such is not facing competition from other companies, since all Mammoths' lands are owned in fee simple with no debt. However, there can be no assurance that the Company's programs will yield commercially mineable reserves.

GENERAL RISK DISCLOSURES

There is considerable risk in any oil and gas or mining venture, and there can be no assurance that the Company's operations will be successful or profitable. Exploration for commercial oil and gas reserves, and metal ore deposits is highly speculative and involves risks.. Even after extensive exploration and development work has been performed, potential profitability cannot be determined until a detailed and comprehensive economic feasibility study has been carried out. Further, there is no assurance that a determination of economic feasibility will continue to apply over time because it is based partly on assumptions and factors that are subject to fluctuation and uncertainty, such as prices for oil, gas and metals, production costs, and the actual quantity and grade of oil, gas and metal that can be recovered.

Mining and oil companies use the evaluation work of professional engineers, geologists, and other specialists in determining the exploration and development potential of a specific property or project. These professional evaluations generally rely on scientific estimates and economic assumptions, and in some instances may result in the expenditure of substantial amounts of money on a property before it is possible to make a final economic determination of profitability

SUMMARY OF LAND DEVELOPMENT RISKS

Land development requires significant capital expenditures, involves real estate market risks including the succesful development of communities, careful attention to construction risks, national and regional economic prosperity, successful community relations, specific building techniques and insurance coverage, and adherence to applicable laws and regulations related to property development.

EXECUTIVE OFFICES

The Company's Executive Office is located in Salt Lake City, Utah at 44 West Broadway, Suite 704S, 84101. Additionally, it has a Field Office for operations and a Geological Library in the town of Mammoth, Utah.

SUBSIDIARIES AND RELATED COMPANIES

Currently, Mammoth does not own any interest, minority or controlling, in any corporation or other business entity. Related parties are described in Part I, Item 8, below.

PATENTS, TRADEMARKS, LICENSES, FRANCHISES

The Company does not own any patents, trademarks, licenses, franchises, or concessions, except for patented mining claims, granted by governmental authorities and private landowners.

SEASONABILITY

The Company's business is generally not seasonal in nature except to the extent that weather conditions at certain times of the year may affect the Company's access to some of its properties at higher elevations.

NUMBER OF EMPLOYEES

At present, Mammoth does not have any salaried employees. If it is successful in obtaining working capital, the Directors have authorized management to contract the services 2 full-time employees, or consultants, and additional personnel from time to time, depending upon the circumstances of its operations and funds. Consultants shall be treated as independent contractors. (See "Certain Relationships and Related Transactions," below.)

SECURITIES ISSUANCES

As of September 30th, 2001, there were 400,200 Common Shares issued and outstanding. During 2001, the Board of Directors, and a majority of the voting shareholders, approved resolutions that: (a) authorized the establishment of the Mammoth Mining Company 2001 Employee Common Stock and Stock Option Award Plan ("Employee Award Plan" or "Plan") for granting in the aggregate rights to receive a total of up to 4 million Common Shares, awarded as shares of stock, stock options, warrants, stock appreciation rights, or other derivative securities and stock rights, to eligible employees, officers, directors, consultants and advisors, to vest and be issued as set forth in the Plan; and (b) directed management to file a registration statement on Form S-8 to administer awards and issuances of free-trading securities to, and any reoffer of specified restricted and control securities by, eligible persons, as defined in the Plan and as listed or identified in the Section 10(a) prospectus, the Form S-8 registration statement, and the reoffer prospectus, if any.

RISK FACTORS

The reader is cautioned that investment in Mammoth's securities is highly speculative. The Company has no recent operating history and is subject to all of the risks inherent in developing a business enterprise. The Company needs additional capital and has no revenues. There are non-arms length transactions with related parties that at times may involve conflicts of interest. Further, Mammoth does not anticipate paying any dividends on its common stock. In brief, the Company's securities involve a high degree of risk. Therefore, the reader is cautioned to carefully read this registration statement in its entirety and to give thorough consideration to all of the factors and financial data that are disclosed throughout this registration statement and, in particular, to the specific risk factors described below.

1. RECENT STATUS AS A NON-REPORTING, NON-TRADED PUBLIC COMPANY

Mammoth has not been a fully reporting company and its securities have not traded publicly in any market since 1985. Both the uncertainty, as well as the likelihood that its business and a market for its securities will succeed must be considered in light of the difficulties, complications, problems, expenses and delays frequently encountered in connection with a new business generally.

These same factors may be adversely compounded by even greater risks, particularly the speculative characteristics of such industries as mining, on the one hand, and the commercial development of raw property, on the other hand. Indeed, the aggressive competition in these industries, as well as the strict regulatory environment Mammoth operates in, may aggravate existing risk factors, or lead to additional risks.

2. EXPLORATION (DEVELOPMENT STAGE) COMPANY

Mineral exploration and oil and gas exploration are highly speculative in nature, frequently nonproductive, and involves many risks, often greater than those involved in most other business enterprises. Such risks can be considerable and may cause unexpected expenditures or delays. Further, there is no assurance that a determination of economic feasibility will apply over time because it is based partly on assumptions and factors that are subject to fluctuation and uncertainty, such as metal prices, production costs, and the actual quantity and grade of ore recoverable.

There can be no assurance that Mammoth's mineral exploration activities will be successful or profitable. Even if precious metal bearing ores are discovered, it may take a number of years from the initial phase of exploration until production is accomplished, during which time the economic feasibility of production may change. Also, oil and gas exploration and any possible subsequent production on the Company's properties will be under the direct control of other companies holding leases from Mammoth. As a result Mammoth will have no direct control over oil and gas exploration or any subsequent production, and any profit will result from Mammoth's 12-1/2% gross royalty on production, with Mammoth not required to make any financial contribution whatsoever.

3. AUDITORS' GOING CONCERN OPINION

The reader is directed to pay particular attention to the audit of Andersen, Andersen and Strong's "Notes to Financial Statements," appended to this form.

4. ACCUMULATED NET LOSS; NOMINAL WORKING CAPITAL

The Company remains in the development stage. Thus, Mammoth has not undertaken significant business operations as of the date of this filing. At September 30, 2001, Mammoth had negative working capital of $1,603 and an accumulated deficit of $7,745.

Accumulated deficits and the potential for future deficits in working capital are losses that are expected to continue into the foreseeable future because the Company's operations are subject to numerous risks that are associated with a development stage company in the mining industry.

5. LACK OF REVENUE

Mammoth needs additional capital and currently has revenues provided only from its existing oil and gas lease. Substantial expenditures are required to carry out the company's business plan. Mammoth Mining Co. has no debt, and its overhead and operating costs are being provided by officers, and major shareholders. Therefore, even without additional revenues, the Company can continue at its present low level of activity until such time as economic conditions improve with regard to oil, gas and mining, and/or its sales and other development of its surface lands becomes profitable. At the present time, the Company lacks a constant and continual flow of revenue which detrimentally affects the Company's progress to fund business development and exploration and development operations.

6. REGULATORY CONCERNS

Environmental and other government regulations at the federal, state and local level pertaining to the Company's business and properties may include: (a) surface impact; (b) water acquisition; (c) site access; (d) reclamation; (e) wildlife preservation; (f) licenses and permits.

7. RETENTION AND ATTRACTION OF KEY PERSONNEL

Mammoth's success will depend, in large part, on its ability to attract and retain highly qualified personnel, and to provide them with competitive compensation arrangements, equity participation and other benefits. There is no assurance that the Company will be successful in retaining or attracting highly qualified individuals in key management positions. At the time of this filing, however, Management is in deliberations with several professionals currently considering joining the Company.

8. RELIANCE UPON DIRECTORS AND OFFICERS

At present, Mammoth is wholly dependent upon the personal efforts and abilities of its officers and directors, who exercise control over its day-to-day affairs. There can be no assurance as to the volume of business, if any, that the Company may generate, nor that its proposed operations will prove profitable.

9. OFFICERS AND DIRECTORS INDEMNIFICATION FOR SECURITIES LIABILITIES

Mammoth's Articles of Incorporation and Bylaws provide that it may indemnify any Director, Officer, agent and/or employee against certain liabilities as specified in the Revised Utah Business Corporation Act. Also, the Company may purchase and maintain insurance on behalf of any such person whether or not it would have the power to indemnify that person against the liability insured against.

The foregoing indemnification could result in substantial expenditures by the Company and prevent any monetary recovery from such Officers, Directors, agents and employees for losses incurred by the Company as a result of their actions. It is the Company's understanding that, in the opinion of the SEC, indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable with respect to any claim, issue, question, or matter of liability touched upon by the federal securities laws and regulations.

10. NO DIVIDENDS

Holders of the Company's common stock are entitled to receive dividends, when and as declared by the Board of Directors, out of funds legally available for that purpose. To the best of Management's knowledge, except for the period on or about 1908 through 1930, Mammoth has not paid any cash dividends.

The Board does not currently intend to declare any dividends in the foreseeable future, but instead intends to retain all earnings, if any, for use in the Company's business operations. Even if the Board desired to declare any dividends, the Company's ability to do so would very likely be restricted because the Company is seeking outside financing; most financing covenants prohibit such declarations. See Part I, Item 8, "Description of Securities."

11. PREEMPTIVE RIGHTS, CUMULATIVE VOTING AND CONTROL

In accordance with the Company's Articles of Incorporation and Bylaws, and pursuant to the laws of Nevada, there are no preemptive rights in connection with Mammoth's Common Stock. There can be no assurance that Mammoth shareholders might not be further diluted in their percentage ownership of the Company's stock in the event additional shares were to be issued by Mammoth in the future.

Moreover, cumulative voting in electing Directors is not provided for. Accordingly, the holder(s) of a majority of the Company's outstanding shares, present in person or by proxy, will be able to elect all of its Directors. See the section entitled "Description of Securities."

12. VOTING CONTROL OWNED BY ENTITIES THAT ARE CONTROLLED BY ONE PERSON

As of the date of this filing, Spenst Hansen owns approximately sixty six percent (66%) of the Company's outstanding common stock, assuming all shares currently earned and vested are issued. This control gives Mr. Hansen the ability to elect all of Mammoth's directors, who in turn elect and appoint all executive officers, potentially without regard to the votes of the other Mammoth stockholders. See Part I, Item 4, "Security Ownership of Certain Beneficial Owners and Management."

13. NO MARKET FOR COMMON STOCK; NO MARKET FOR SHARES

Although the Company intends to submit its common stock for listing on the OTC Bulletin Board, or the "pink sheets", administered by the National Association of Securities Dealers, Inc. ("NASD"), there currently is no market for its shares. There can be no assurance as of the date of this filing that any such market will ever develop or be maintained. Even if so, the market and price for shares of the Company's common stock is likely to be very volatile.

Numerous other factors beyond the Company's control may have significant impact from time to time on its common stock, with adverse consequences. For example, stock markets generally experience extreme price and volume fluctuations that can and do greatly affect the stock trading of "small capital" companies such as Mammoth. These often are unrelated to the operating performance of those companies. Further, in conjunction with changes in other economic and political conditions, all such factors and uncertainties may adversely affect the market for and price of the Company's common stock. See also, Risk Factor No. 17, below, "Potential Future Sales Pursuant to Rule 144".

14. RISKS OF PENNY STOCK

The Company's common stock is considered to be a "penny stock" because it meets one or more of the definitions in SEC Rule 3a51-1: (i) it has a price less than five dollars per share; (ii) it is not traded on a recognized" national exchange; (iii) it is not quoted on the NASD's automated quotation system (NASDAQ), or even if so, has a price less than five dollars per share; OR (iv) is issued by a company with net tangible assets less than $2,000,000, if in business more than three years continuously, or $5,000,000, if in business less than continuous three years, or with average revenues of less than $6,000,000 for the past three years.

For more than 15 years there has been no established published market for Mammoth's common stock. The Company has begun the process of qualifying for trading in the over-the-counter market in the "pink sheets" or the OTC Bulletin Board of the NASD. At such time as the Company meets the relevant requirements, it may attempt to qualify for listing on either NASDAQ or a national securities exchange, but there can be no assurance of this.

15. BROKER-DEALER REQUIREMENTS MAY AFFECT TRADING

Section 15(g) of the Securities Exchange Act of 1934, as amended, and Rule 15g-2 of the Securities and Exchange Commission require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Potential investors in the Company's common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be "penny stock." Moreover, Rule 15g-9 of the Securities and Exchange Commission requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor.

The Broker-Dealer further determines that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for investors in the Company's common stock to resell their shares to third parties or to otherwise dispose of them.

16. PUBLIC, NON-AFFILIATE SHAREHOLDERS WILL SUFFER THE GREATEST LOSSES IF THE COMPANY IS UNSUCCESSFUL

If Mammoth's future operations are successful, the present shareholders who are not affiliates of the Company will realize substantial benefits from Mammoth's growth. However, if the Company's future operations are unsuccessful, persons who purchase its securities by means of a subsequent registration to sell securities, or other type of public or private offering, likely will sustain the principal loss of their cash investment.

17. POTENTIAL FUTURE SALES PURSUANT TO RULE 144

At September 30, 2001, there were issued and outstanding approximately 400,200 shares of the Company's common stock, of which about 75.3% are "restricted securities," as that term is defined in Rule 144 promulgated under the 1933 Act. In general under Rule 144 a person (or persons whose shares are aggregated) who has satisfied a one (1) year holding period, may sell within any three month period, an amount of shares which does not exceed the greater of 1% of the then outstanding shares of common stock, or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits the sale of shares, under certain circumstances, without any quantity limitation, by persons who are not affiliates of our Company and who have beneficially owned the shares for a minimum period of two (2) years. Hence, the possible sale of those restricted shares may, in the future, dilute the percentage of free-trading shares held by a shareholder or subsequent purchaser of these securities, and may have a depressive effect on the price of Mammoth's securities. Further, such sales, if substantial, might also adversely affect the Company's ability to raise additional equity capital.

18. REALIZATION OF INVESTMENTS IN MINERAL PROPERTIES AND ADDITIONAL CAPITAL NEEDS

The ultimate realization of Mammoth's investment in mineral properties is dependent upon, among other factors, the success of future property sales, the existence of economically recoverable reserves, the ability of the Company to obtain financing or make other arrangements for development, and upon the profitability of prospective production. There presently exists uncertainty and no assurances regarding the Company's expectation of acquiring sufficient funds to finance its operations for fiscal 2002 and beyond. Mammoth does not have sufficient capital of its own to implement a full-fledged business development plan or finance its intended operations, let alone to explore and develop its mineral properties. There can be no assurance that the Company will be successful in obtaining the required funds to finance its long-term capital needs.

19. ABSENCE OF RECENT MINING ACTIVITY AND LACK OF HISTORY OF OIL AND GAS PRODUCTION

There have been no significant mining activities on these properties recently, except for limited exploration and development work. After Centurion, no other mining company or entity has made any offer to purchase, lease, or engage in any other transaction, such as a joint venture, with respect to Mammoth's mining property. Although the Company incurs only nominal expense to preserve its ownership and maintain its property, it receives no revenue from them or other income for that purpose. Although the management of Mammoth believes that considerable potential exists for significant reserves of oil and gas on it is Tintic Valley Over-thrust properties, There have been no test wells drilled and the presence of oil and gas on these properties has not been confirmed at this time.

20. UNCERTAINTY OF DEMAND FOR TINTIC-TYPE OXIDIZED ORE

Due to the development of modern hydrometallurgical processes, the Mammoth type ores may be suitable for processing with new hydrometallurgical technology at an advantage to the more common sulfide ores mined elsewhere in the western United States. Oxidized ores can be treated on-site by hydrometallurgical processing facilities. This new type of mineral processing facility are moderate in cost, and are much more environmentally compatible than traditional smelters designed for processing sulfide ores. They have the further advantage that they produce final metal products that can be directly marketed without the intermediate smelting process. However, hydrometallurgical technology is relatively new and its direct application to ores from the company's properties is unknown at the present time.

Also, the economic feasibility of reopening and financing a mining/ore processing operation is likely to be dependent upon several factors. These include: acceptable price levels of the relevant metals; availability of ore processing and/or smelting facilities; fluctuations in market demand over time; extent of competition with other companies; availability of acceptable construction services; availability of a trained labor pool; feasibility of obtaining economical housing facilities; manageable equipment costs; realistic capital costs; and the development of ore reserves with favorable grade and tonnage.

21. RELIANCE UPON ESTIMATES AND ASSUMPTIONS

Exploration stage oil and gas and mining companies use the evaluation work of professional geologists, geophysicists, and engineers to make estimates in determining whether to acquire an interest in property, or to commence exploration and development work. These estimates generally rely on scientific and economic assumptions, and in some instances may not be correct. The economic viability of a property cannot be determined until extensive exploration and development work has been conducted and a comprehensive feasibility study performed.

Thus, the Company could invest substantially in a property before it could even determine whether or not the property contains economically recoverable mineralization. No feasibility studies have been conducted on Mammoth's properties for many years. Moreover, the market prices of any minerals produced are subject to decline, which could reduce the overall profitability of properties after the Company has already incurred significant costs, making the property less economically viable. The Company is not able to presently determine whether or not or how extensively such risks could adversely affect its strategy and business plan.

22. UNCERTAINTY OF TOPOGRAPHICAL EFFECT ON EXPLORATION

Some of the Company's properties are located in mountainous terrain. Because the surface of the land has a topographic relief of over 3000 feet (maximum elevation of about 8,500 feet above sea level), ruggedness in the operating area will likely affect the location of drilling sites and shafts, as well as the construction of industrial facilities. This also could require the Company to obtain additional neighboring properties for access or may even require development drilling to be carried out underground.

These outcomes presently are uncertain and could have a material and adverse effect on the ability of the Company or a business partner to conduct mining activities. Also, these areas eventually could pose environmental or safety concerns. See "Government Regulation of Environmental Concerns" in Part I, Item 1.

23. UNCERTAIN CONDITION OF MINE WORKINGS

The surface mine shafts, head frames and underground workings on Mammoth's properties have been inactive for many years due to the absence of significant exploration, development and production activities since the 1980's. There are tunnels with portals that could be reconditioned for later use to gain underground access to the workings for renewed development and exploration. However, the Company would incur considerable cost to recondition shafts, drifts, tunnels, winzes and other workings, as well as to re-equip hoisting bases and framework. Also, it is uncertain whether and to what extent the workings themselves, as well as any rehabilitation of them, could expose the Company to environmental and safety concerns. If so, correcting these concerns could require expending an uncertain amount of funds to render the workings safe, acceptable, and environmentally sound.

24. COMPETITIVE CONDITIONS IN THE INDUSTRY

Mammoth has no competition in the Tintic area, and has no plans to expand beyond the Tintic area.

RISKS RELATING TO LAND DEVELOPMENT STRATEGY
25. SIGNIFICANT CAPITAL REQUIREMENTS

If the Company is not able to raise sufficient capital, enhance and maintain the operations of its properties, and expand and develop its real estate holdings, then results of operations and revenues could decline. That would limit the Company's ability to grow its land-development business, and also to expand business opportunities in other areas.

Land development is a capital-intensive industry. It requires significant capital expenditures to maintain a competitive position. The Company intends to make significant capital expenditures in the future to maintain its properties and to expand and develop its real estate holdings. However, additional funding, whether obtained through public or private debt or equity financing, or from strategic alliances, may not be available when needed or may not be available on terms acceptable to the Company. Further, plans or assumptions may change or prove to be inaccurate. Or, cash flow could be insufficient, due to unanticipated expenses, or otherwise. If so, the Company would seek to minimize cash expenditures and/or obtain additional bridge financing in order to support its plan of operations.

26. REAL ESTATE MARKET RISK

Real estate development and the Company's ability to generate revenues from that development may be adversely affected by numerous factors, many of which are beyond our control. These factors include national, regional or local economic or real estate conditions, competition for available property or space, interest rate risk, costs to satisfy environmental compliance and remediation requirements associated with new development, renovation and ongoing operations, the Company's ability to obtain all necessary zoning, land use, building, occupancy and other required governmental permits and authorizations and costs associated with changes in real estate zoning, land use or environmental laws. These risks could result in substantial unanticipated delays or expense and, under certain circumstances, could prevent or delay the completion of development activities, and could reduce the Company's investments or profitability.

27. INABILITY TO SUCCESSFULLY DEVELOP MAMMOTH TOWN COMMUNITY

Before the development of Mammoth Town as a community would generate any revenues, material expenditures will be required to obtain development approvals, to construct project infrastructure, amenities, model homes and sales facilities and, where opportunities are suitable and appropriate, to acquire additional land and other property interests. It generally takes several years for a community development to achieve cumulative positive cash flow. Thus, the Company's inability to develop and market the Mammoth Town community successfully and to generate positive cash flows from these operations in a timely manner would have a material adverse effect on its ability to service its debt and meet working capital requirements.

28. RISKS ASSOCIATED WITH CONSTRUCTION

There are numerous risks associated with construction activities. These include cost overruns, shortages of lumber or other materials, shortages of labor, labor disputes, unforeseen environmental or engineering problems, work stoppages and natural disasters, any of which could delay construction and result in a substantial increase in cost which would reduce revenues. It is possible the Company may choose to act as general contractor. If so, it will be responsible for the performance of the entire contract. That includes work assigned to unaffiliated subcontractors. Further, claims may be asserted against the Company for construction defects, personal injury or property damage caused by the subcontractors. These claims may give rise to liability.

On the other hand, the Company may choose to hire a general contractor. If so, then the Company may become responsible for the losses or other obligations of the general contractors. These include unforeseen events like the bankruptcy of, or an uninsured or under-insured loss claimed against, our general contractors. Should major losses occur or exceed insured limits, those losses could materially and adversely affect the Company's results of operations.

29. NATIONAL AND REGIONAL ECONOMIC CONDITIONS

Once the Company's land is developed, real estate sales and revenues could decline due to a deterioration in the local, statewide, or national economy. Such sales and revenues would be disproportionately affected by worsening economic conditions in Utah and other metropolitan areas and states. The Company also anticipates that a significant percentage of its residential units may be second home or retirement purchases, which are particularly sensitive to declining economic conditions.

30. COMMUNITY RELATIONS

As a community developer, the Company would be expected by community residents from time to time to resolve any real or perceived issues or disputes that may arise in connection with the operation or development of the community. Efforts to resolve these issues or disputes could be deemed unsatisfactory by affected residents. Also, any subsequent action by these residents could negatively impact sales of our community-based residences and services. Such setbacks could cause revenues or results of operations to decline. Further, the Company could be required to make material expenditures to settle these issues or disputes, or to modify its community development plans.

31. NATURAL DISASTERS

Utah, and in particular the area around Eureka, Utah (Tintic Mining District), presents risks of natural disasters. To the extent that earthquakes, brush fires, floods or other natural disasters or similar events occur, the Company's business may be adversely affected. Moreover, its insurance limits may not be adequate to cover business interruptions or any resulting losses. If so, the Company's revenues and profitability may decline, and it may be unable to pay its indebtedness.

32. LAWS AND REGULATIONS RELATED TO PROPERTY DEVELOPMENT

The Company already is subject to a multitude of mining laws and regulations. If it enters the real estate industry, then it would become subject to a wholly separate variety of statutes, ordinances, rules and regulations governing property development and building and site design. It also would be subject to environmental laws, ordinances and regulations relating to hazardous or toxic substances of, under, or in such property. These may impose additional costs and delays, which could reduce revenues, profits or prospects. In particular, the Company may be required to obtain the approval of numerous governmental authorities regulating matters like permitted land uses, levels of density and the installation of utility services like gas, electric, water and waste disposal. The Company may be required to pay substantial fees, levies and assessments imposed by various governmental entities for providing certain governmental services and improvements. Also, the Company may be subject to additional costs or delays, or may be precluded from building a project, entirely because of "no growth" or "slow growth" initiatives, building permit allocation ordinances, building moratoriums, restrictions on the availability of utility services, or any of similar governmental regulations that could be imposed in the future. These ordinances, moratoriums or restrictions, if imposed, could reduce revenues, profits or the Company's ability to grow.

ITEM 2

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Please read this discussion of the Company's plan of operation together with the audited financial statements that accompany this registration statement. Management is providing the following plan of operation in accordance with SEC regulations for small business registrants, in that it did not have operating revenues in either of the last three fiscal years audited in the financial statements, 1999, 2000 or 2001.

Management discusses its present business plans and then projects those plans into the remainder of this fiscal year and the next. The Company's present plan of operation is based on certain reasonable expectations about the mining industry, the demand for metals, and the sources and potential for obtaining financial capital. It does not intend to forecast what will, or predict that any particular event may, occur in the future.

Instead, you will read some statements below that discuss future events and plans involving risks and uncertainties that could result in outcomes that are materially different from those projected by these plans. Management emphasizes that it cannot control or predict many of these risks and uncertainties. Still, management has tried to encompass these risks and uncertainties within its plan of operation. The reader is cautioned, however, to not overly rely on any of the forward-looking statements made in this plan of operation, or found elsewhere in this registration statement. See "Notice and Disclaimer Regarding Forward-Looking Statements."

PLAN OF OPERATION

PURPOSE

The Company's purpose is to generate recurring cash flow by establishing long-term business opportunities. The uncertainty of future events, however, presently limits Mammoth's ability to provide any assurances regarding its ability to implement such a plan, raise financial resources, or undertake such business activities. The reader is strongly cautioned to review the comprehensive disclosure of "Risk Factors" presented above.

STRATEGY

The short-term strategy for Mammoth is to attempt to profit by the development and/or sale of a portion of the Company's real estate holdings. Of the 230.9 acres of land owned by the Company in Juab and Utah Counties, Utah, Company management estimates that approximately 160 acres are suitable for commercial and residential real estate development. These lands are inside or adjacent to the proposed boundaries of the planned new Mammoth town, and are situated such that real estate development on these lands will not interfere with future anticipated mine development. Although total profits from the anticipated real estate activities will likely produce less total profits than successful mine or oil and gas development, these possible real estate related profits are expected to be generated in a much shorter time than can realistically be expected from mining or oil and gas developments.

Management of Mammoth Mining Co believes that the market prices of gold and silver, will show significant increases in the near future from the present trading ranges of $290 to $310 per ounce for gold and $4.40 to $4.60 for silver. The past production from the Mammoth Mine (from U.S. Bureau of Mines records) has been 368 thousand ounces of recovered gold, 13 million ounces of recovered silver, and 37 million pounds of copper from about 1.3 million tons of ore. This gives an average ore grade of .28 ounces of gold per ton, 10 ounces of silver per ton and 1.4% copper from ore mined ore during the previous production history of the Mammoth Mine.

Using present metals prices, the average dollar value of Mammoth Mine ore (gold, silver and copper only) would be approximately $145 per ton. Total past mine production totaled about $190 million. These grades compare favorably with the grades of many profitable underground metal mines worldwide. Also, no significant modern exploration has been carried out on Mammoth Mining Co. properties, either at depth or along trends of ore bodies with past production history. Managements best information indicates that the Mammoth Mine was closed about 1930 for general economic reasons and low metal prices, and not for depletion of the ore reserves known at that time.

Management is aware of numerous mineral exploration targets that remain untested. The main Mammoth shaft with a total depth of 2,600 feet is in good condition with a hoist and electric hoist motor currently in place which (with some repair and upgrading) management believes will provide access to the underground workings of the Mammoth Mine. Two other shafts nearby (the Lower Mammoth and Grand Central) are believed repairable, and can be refurbished to provide ventilation and the alternate access and escape ways required by the mining laws through the interconnecting workings of these three mines.

Thus the long-term strategy of Mammoth Mining Co. is to ultimately carry out exploration, development and (if justified) the mining of gold, silver and copper ore bodies from the Mammoth Mining Company properties. Management believes that modern exploration has the potential of developing new ore bodies equivalent in grade and tonnage to the ores that have been produced in the past. Management believes that the ultimate primary profitability for Mammoth Mining Company will be in the mining business.

The mining and oil and gas rights owned by Mammoth Mining Co. represent durable value for exploration, development and mining, because Mammoth owns the properties and oil and gas rights in fee simple. It is possible, although not presently planned, that Mammoth may purchase additional privately owned lands, and therefore expand its property base. However, management has no intention of acquiring any unpatented mining claims, either by purchase or by "staking," because the real property underlying them is not owned outright and the uncertain possessory right thus obtained is highly dependent upon compliance with costly and time-consuming Federal regulations that are subject to unpredictable changes.

For the following reasons, management believes that further exploration and development on the Company's patented mining claims is warranted, even though they cover a relatively small number of acres (230.9 acres) First, there is a history of profitable production from proven ore on the property. See the section in Part I below entitled "Mining And Production History." Second, there has been little comprehensive exploration to date of the Company's property utilizing modern exploration and drilling techniques, both at depth and along the trend of previously mined ore bodies. Third, in many locations both in the U.S. and worldwide, major ore bodies have been found on property encompassing fewer acres than Mammoth owns. The key to successful mineral development does not depend on the total number of acres, but the ownership and control of the right acres.

The large acreage (10,852 acres) of fee simple owned oil and gas rights in the Tintic Valley over-thrust belt that were acquired by Mammoth Mining Co. in January, 1991, represent a major, but as yet untested, asset of the Company. A portion 0f these oil and gas rights are presently under lease to Threshold Development Company of Fort Worth, Texas. Mammoth's management has engaged in several recent conversations with Threshold Development Company and has granted an extension of the current oil and gas lease covering oil and gas rights on 2,210 acres, with the understanding that a test well will be drilled prior to April 2003. In the event that oil and/or natural gas are discovered in the test well, it may be highly profitable for Mammoth, and may "set up" Mammoths additional unleased oil and gas rights for further exploration and development. The Tintic Valley thrust-belt is a segment of the major North American Cordilleran thrust belt that has been the location of numerous highly productive oil and gas wells in Canada and other parts of the Western United States. Oil and gas is not one of the major focuses of Mammoth's business plan, except for the exploitation of Mammoth's current asset of 10,852 acres of oil and gas rights. However, this asset could generate considerable profit for the Company.

FUNDING

Management believes the Company can satisfy its minimal cash requirements from financial support by Officers, Directors and others to continue nominal business operations as at present. However, the Company does not have sufficient other funds of its own to finance exploration and development costs, or make capital improvements to its properties and operating facilities.

Thus, if the Company is unable to raise a significant amount of additional working capital in the next twelve to eighteen months, it might not have sufficient funds for further exploration or development work. Thus, Mammoth's plan of operation depends largely on its ability to cultivate financial resources and business arrangements with investors and larger and better capitalized companies.

One of the primary assets contributing to the Company's planned exploration and development efforts is the extensive library of technical information about its properties that it has compiled. This technical library contains geological reports, historical data, maps and other geological information much of which dates back 80 to 100 years. This technical library represent an invaluable asset that management believes will be extremely beneficial in the development and exploration of the Company's properties. The value of this extensive library of maps, reports and production records is greatly enhanced by the current management's knowledge of modern geologic science and technology. Spenst Hansen, the President of Mammoth Mining Company, is a trained geologist and engineer, and personally has more than 30 years of experience working in the Tintic Mining District, and exploring and developing the various mines and mining properties there.

                               ITEM 3. PROPERTIES

DESCRIPTION

Mammoth Mining Company currently owns in fee simple 230.9 acres of mining properties, consisting of 37 patented mining claims, that are valued primarily for their potential resource of gold, silver, copper and other metals. The Company owns both the surface and the mineral rights. These lands are situated approximately 1 to 2 miles southerly from Eureka, Utah, and in portions of Section 25, T10S, R3W, SLM (Juab County) and Sections 19, 20, and 30, T10S, R2W, SLM (Juab and Utah Counties), Utah. Approximately 160 acres of these lands are located in and around the town of Mammoth, Utah and have potential for commercial and residential real estate development.

The Mammoth Mine property contains a 2,600 foot deep single compartment vertical mine shaft and connecting drifts in excess of 20 miles. Existing surface plant and equipment includes roadways, buildings, approximately 11,000 ft. of water pipe-line, an 80,000 gallon water reservoir, water pumps, and two 11,000 gallon water storage tanks.

Mammoth Mining Company also currently owns in fee simple 10,852 acres of mineral rights (including oil and gas rights) in the Tintic Valley, westerly and southwesterly from Eureka, Utah. These private mineral rights are situated in portions of Sections 30, 31, and 32, T10S, R3W, Juab County; Sections 20, 29, 30, 31, 32, 33, 34 and 36, T10S, R4W, Juab County; Sections 35 and 36, T10S, R5W, Tooele County; Sections 5, 21, 28, and 33, T11S, R3W, Juab County; Sections 2, 3, 4, 5, 6, 7, 18, 19, and 24, T11S, R4W, Juab County; Sections 1, 4, 5, 12, 24, T11S, R5W, Juab County; Section 12, T12S, R3W Juab County; Sections 11, T12S, R4W, Juab County; Sections 2, 3, 10, 15, 16, and 30, T12S, R5W, Juab County, all Salt Lake Meridian (SLM), State of Utah.

These properties have not been explored for oil and gas, which is believed by management to be their greatest potential value. 2,210 of these acres are currently under oil and gas lease to Threshold Development Company which has committed to drill at least one test well on the leased property prior to April, 2003. Mammoth Mining Company also currently owns two water rights: #68-725, and #68-793.

HISTORY OF PROPERTIES

The past production, (obtained from records provided by the U.S. Bureau of Mines) between 1901, when record keeping began, and the present is as follows: GOLD-- 368,820 ounces; SILVER--13.23 million ounces; COPPER-36.98 million pounds; and LEAD-36.07 million pounds from 1.4 million tons of ore. These are recovered metals which may be significantly lower than the total metals contained in the ores as produced because of the inefficient smelting techniques applied during the production period. Also, it is estimated than at least 50% of the total ore production from the Mammoth Mine occurred between 1870 when the mine first commenced commercial production and the end of 1900 when the U.S. Bureau of Mines began collecting statistical data on U.S. mine production. The mine production prior to 1901 is unknown to management.

At the present time Mammoth Mining Company does not identify any ore reserves, consistent with current definitions and standards. However, the information obtained by management is that the Mammoth Mine was closed for general economic conditions and low metals prices about 1930, and not because the ore zones being mined at that time were exhausted. Mineralization is known to continue at depth below the lowest level mined, and laterally along known ore trends. Management believes that the Company owned mining properties have an excellent potential for the development of significant mineable ore reserves providing adequate exploration is carried out.

Only a limited amount of mining or other production activities on Mammoth's mining properties has been carried out since about 1930 when Company mine operation ended. During World War II a limited tonnage of high-grade copper ore was produced. New Park Mining Company held the Mammoth Mining Co. properties under lease between about 1958 and 1961, and carried out underground mapping, drilling and other exploration work, mainly on the lower levels of the Mammoth Mine. Between 1978 and 1984 Kennecott Copper Corporation entered in a lease to operate all of the properties owned by Mammoth Mining Company and its then subsidiaries. Kennecott carried out development work on Mammoth's properties and refurbished the main Mammoth shaft. The mining lease was terminated in 1984 after about 25,000 tons of high grade siliceous copper/gold ore was mined from the lower levels of the Mammoth mine and transported to the surface through the main Mammoth shaft.

Centurion Mines Corporation carried out limited exploration work between 1994 and 1997, which consisted mainly of geologic mapping and sampling, and performed maintenance and rehabilitation work on the Mammoth surface facilities and underground mine workings.

FUTURE PLANS FOR EXPLORATION AND DEVELOPMENT WORK

No exploration work is currently underway or presently planned, with Mammoth's properties and surface facilities being placed only on a "care and maintenance" basis. As mentioned previously, Management is deliberately shifting its current activities from mineral exploration and development to surface commercial and residential real estate development. Because of its proximity to several well-developed towns and cities, major surface roads and railway, Management believes that the construction of "Mammoth Mining Town may be of interest to investors persons desiring to live in the ambiance of the old Mining West in a well planned community located within the historic Tintic Mining district. Management believes that water rights currently owned and developed are sufficient to accommodate Mammoth Mining Town's culinary needs, as well as to sustaining commercial developments including a golf course, vineyards and similar purposes. Management believes nearby Eureka Peak (about 8,500 feet elevation) can be developed into a successful down-hill skiing resort, and that the remains of the old railroad grades are well-suited to cross country skiing, snowmobiling, and in the summer for horseback riding.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth as of January 1, 2002, the beneficial ownership of the Company's common stock by the following 4 groups: (1) all persons known to the Company to be the beneficial owners of more than five percent of the outstanding shares of its common stock (the "Principal Shareholders"); (2) each Company director; (3) each Named Executive Officer, as that term is defined below in the section entitled "Compensation of Executive Officers," in Part I, Item 6 ("Executive Compensation"), who is listed in the "Summary Compensation Table"; and (4) All directors and executive officers as a group.

               TABLE 4.1 -- COMMON STOCK BENEFICIALLY OWNED

                               NO. SHARES         HOW HELD     PERCENT OF
                                                               CLASS
                               ----------       ----------     ----------
1.  NAME AND ADDRESS OF
    PRINCIPAL SHAREHOLDER(S)
     Spenst Hansen              365,493 shares     DIRECTLY    65.36%
          Salt Lake City, Utah

     Keystone  Surveys,  Inc.   63,000 shares      DIRECTLY    11.27%
     Salt Lake City, Utah

     Note: Table 1 lists a larger number of shares including shares that have been vested, but not yet issued.

2.  DIRECTORS
      Spenst Hansen              365,493 shares    DIRECTLY    65.36%
          Salt Lake City, Utah
      Blane Van Pletzen           12,000 shares    DIRECTLY     2.15%
          Salt Lake City, Utah
      Carlos M. Chavez            28,000 shares    DIRECTLY     5.01%
          Murray, Utah

3. "NAMED EXECUTIVE OFFICERS"
    (EXCLUDING DIRECTORS)
      None                           n/a         n/a            n/a

4.  ALL DIRECTORS AND EXECUTIVE
    OFFICERS AS A GROUP
      3 Persons                   468,493 shares   DIRECTLY and 83.78%
                                                   INDIRECTLY

1. For purposes of this table only, in determining beneficial ownership the amount reported for each individual, entity, or group listed above includes all shares that such person or group has the right to acquire within 60 days after January 1, 2002, including all share awards that will vest, and all shares from options, warrants, or rights exercisable during that 60-day period. All shares are owned directly, beneficially and of record, unless otherwise noted.

2. As of the date of this filing, Keystone is the owner of record of zero shares. During the next 60 days, Keystone shall be entitled to receive 63,000 shares in lieu of cash as payment from the Company for the use of office space owned and managed by Keystone, and for Keystone providing administrative and clerical support.

3. Mr. Hansen does not directly own these 63,000 shares. Keystone owns them of record in the amounts listed. Mr. Hansen, however, has majority share ownership and control of Keystone. That indirect control gives him indirect but beneficial ownership of these Keystone shares, according to SEC regulations.

4. As of the date of this filing, Mr. Hansen has the right to receive 168,000 shares for his services as Director and Presidentat the rate of 2,000 shares per calendar quarter since January, 1995. Mr. Hansen owns, directly and of record 309,493 shares he acquired from Grand Central Silver Mines on July 17, 1998. Mr. Hansen is not entitled to receive any additional shares during the next 60 days.

5. As of the date of this filing, Mr. Van Pletzen has the right to receive 12,000 shares for his service as director at the rate of 2000 shares for each calendar quarter since July, 2000. That 12,000 shares is the total number of shares Mr. Van Pletzen beneficially owns of record indirectly or directly. He is not entitled to receive any additional shares during the next 60 days.

6. As of the date of this filing, Mr. Chavez has the right to receive 28,000 shares for his service as director at the rate of 2,000 shares per calendar quarter since July, 1998. That is the total number of shares Mr. Chavez beneficially owns of record, indirectly and directly. He is not entitled to receive any additional shares during the next 60 days.

7. In addition to the shares that Messrs. Hansen, Van Pletzen and Chavez each own directly, the figure given above includes the 63,000 shares that Mr. Hansen owns indirectly through Keystone.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

DIRECTORS.

Under the Company's Bylaws, the Company must have not fewer than one nor more than twelve directors, notwithstanding resignations, vacancies or terminations from office. The directors are elected to serve until the next annual shareholders' meeting or until their respective successors are elected and qualify. Interim replacements for vacancies on the Board of Directors are appointed by the remaining incumbent directors. The Company's Board of Directors is currently composed of three members. No director that was appointed or elected during any of the past five fiscal years has declined to serve, and none has been found unable or unfit to serve.

EXECUTIVE OFFICERS.

The Company's officers hold office until the meeting of the Board of Directors immediately following the next annual shareholders' meeting or until removal by the Board of Directors. The Company's Bylaws specify that its officers shall be a president, one or more vice presidents, a secretary and a treasurer. Interim replacements for officers that have resigned or been terminated are appointed by the Board of Directors.

The following sets forth pertinent information about each of the Company's directors and executive officers:

SPENST HANSEN, PhD., has been a Director since January 1995, and has served as President and Chairman of the Company's Board of Directors since then. From 1979 until 1998, he was a director, executive officer and employee of Grand Central Silver Mines, Inc., formerly known as Centurion Mines Corporation, and their predecessor companies. Mr. Hansen has worked on mining projects in the western United States for more than 30 years, and has been directly involved in all phases of mining exploration, development and production on various mining properties in the State of Utah during that period. Mr. Hansen has a Ph.D. degree in geology from the University of Missouri, Columbia, Missouri, a Masters degree in mining engineering from the Missouri School of Mines, Rolla, Missouri, and a B.S. degree in geological engineering from the University of Utah, Salt Lake City, Utah. He is a registered professional geologist in California (#2067) and Idaho (#38). Mr. Hansen presently serves as a director and executive officer of several non-public, privately held companies.

BLANE VAN PLETZEN, M.A., serves as a Director and Vice President of the Company. He has been principally employed as a Paralegal from 1995 until the present. Mr. van Pletzen has represented a diverse group of clients, specifically mining exploration and development companies, who have retained his services as a Filing Agent and Outside Consultant. Mr. van Pletzen received a Master's degree in English Literature and Technical Writing in 1985 from Utah State University, Logan, Utah and a Bachelors degree in English in 1982 from Weber State University (then College), Ogden, Utah. Formerly on the faculty of Brigham Young University - Hawai'i, Mr. van Pletzen served as Director of the Reading / Writing Center, and lectured various undergraduate courses in English literature and Composition and Rhetoric. Mr. van Pletzen is currently an Adjunct professor of English with Salt Lake Community College in the department of Humanities and Sciences.

CARLOS CHAVEZ, J.D., has been a Director and the Secretary of the Company since July, 1998. From 1994 until mid-1998, he was principally employed as corporate counsel for Grand Central Silver Mines, Inc., Centurion Mines Corporation, and their subsidiary companies. He has continued to date in the private practice of law in the State of Utah. Mr. Chavez received a J.D. degree in 1980 from Stanford Law School, Palo Alto, California, and a B.A. degree in 1977 from Chicago State University, Chicago, Illinois. He has been admitted to the Bar of the District of Columbia and the Utah State Bar. From 1991 until his employment with Centurion, Mr. Chavez was employed by two law firms in Salt Lake City, Utah. During 1989 and 1990, he was a visiting assistant professor of law at Whittier College School of Law in Los Angeles, California. Prior to that, he was an assistant attorney general for the State of Utah, and served as associate legal counsel for the University of Utah, where he also taught as an adjunct professor of law. Mr. Chavez presently serves as the corporate secretary of Global DECS Corp.

No arrangement or understanding exists between or among any of the directors or executive officers and any other person pursuant to which any director was elected, or any executive officer was appointed. None of the Company's directors are currently directors of other companies registered under the Securities Exchange Act of 1934, except as disclosed above. Each director and executive officer intends to devote such amount of time as that person's responsibilities require, but none of them work full time for the Company. Also, no family relationship exists among any of the named directors and executive officers.

As of the date of this registration statement, none of the Company's directors or nominees, executive officers, or principal shareholders has been involved in any legal proceeding during the past five years arising from any of the following events that would be material in evaluating the ability or integrity of any such person: (1) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (2) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses); (3) being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting that person's involvement in any type of business, securities or banking activities; and (4) being found by a court of competent jurisdiction (in a civil action), the SEC, or the CFTC to have violated a federal or state securities, or commodities law and the judgment has not been reversed, suspended, or vacated.

BOARD MEETINGS. The Board of Directors held two Board meetings during fiscal 2001. All other Board business and corporate actions were undertaken and approved by unanimous consent without a meeting, pursuant to Nevada law.

STANDING AUDIT, NOMINATING, COMPENSATION, AND SIMILAR COMMITTEES. At the beginning of fiscal 2002, the Board of Directors established its plan for installing compensation and audit committees. At present, the Board does not have a nominating committee.

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934. Section 16(a) of the Securities and Exchange Act of 1934 requires officers, directors, and persons who own more than ten percent of Registrant's Common Stock to file initial reports of beneficial ownership and to report changes in such ownership with the Commission and the National Association of Securities Dealers. These persons are also required to furnish the Company with copies of all Section 16(a) forms they file. These requirements will commence upon the effective date of this registration statement. Therefore, as of the date of this filing, these persons have not been subject to the requirements of Section 16(a). Nevertheless, the Company has informed these persons of their imminent obligations under Section 16(a). Further, the Company has set up a procedure whereby periodically it will (i) notify these persons of their Section 16(a) obligations; (ii) review the copies of Forms 3, 4, and 5 that these persons furnish to the Company; (iii) request written representations from them that no other transactions were required; and (iv) make a determination that the pertinent officers, directors and principal shareholders have complied with all applicable Section 16(a) requirements during fiscal year 2002.

DIRECTOR LIABILITY LIMITATION. In fiscal 1995, shareholders approved by written consent an amendment to the Registrant's Articles of Incorporation limiting the personal liability of directors to the Registrant and its shareholders to the extent allowed by Nevada law. In effect, the shareholders approved the adoption of statutory provisions which permit a Nevada corporation to eliminate the personal liability of directors for monetary damages for breach of fiduciary duty.

ITEM 6. EXECUTIVE COMPENSATION

COMPENSATION OF DIRECTORS. No contractual arrangements for compensation exist with any member of the Board of Directors. Nor do Directors receive for their services any monetary or other form of direct compensation or fees, except as described herein. Officers and Directors are authorized to receive a grant of 2,000 shares of restricted common stock for each quarter of completed service. This authorization covers the period from January 1995 to September 30, 2007. At present, Directors do not receive any award of options, warrants, or stock appreciation rights for their service.

COMMON STOCK AND OPTION AWARD PLAN. At the Annual Board of Directors Meeting held June 17, 1995, the Company's Directors approved a plan for the granting of stock, stock options and stock appreciation rights pursuant to registration with the SEC on Form S-8. The plan was approved to enable the Company to attract and retain experienced and able directors, officers, employees and similar individuals who provide significant service to the Company and who are eligible under the plan to receive qualified plan awards. On June,17, 1995 the shareholders authorized an amount of shares of common stock to be administered under this plan, but to date, no non-restricted stock, options, or stock appreciation rights have been awarded under the plan.

COMPENSATION OF EXECUTIVE OFFICERS. This table has been omitted because there has been no compensation paid to any of the Executive Officers of the Company.

There are no retirement, pension, or profit sharing plans for the benefit of officers, directors or key employees as of the date of this filing.

OPTION/SAR GRANTS TABLE. This table has been omitted because there has been no compensation in the form of options or SARs awarded to, earned by, or paid to the Company's chief executive officer or any of its Named Executive Officers during any pertinent fiscal year covered by this table.

AGGREGATED OPTION/SAR EXERCISES AND FISCAL YEAR-END OPTION/SAR VALUE TABLE. This table has been omitted because there has been no compensation in the form of options or SARs awarded or paid to, or earned, exercised, or retained by, the Company's chief executive officer or any of its Named Executive Officers during any pertinent fiscal year covered by this table.

LONG-TERM INCENTIVE PLAN ("LTIP") AWARDS TABLE. This table has been omitted because there has been no compensation in the form of long-term incentive awards that have been granted or paid to, or earned, exercised, or retained by, the Company's chief executive officer or any of its Named Executive Officers during any pertinent fiscal year covered by this table.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Certain of the officers and directors of the Company are engaged in other businesses, either individually or through business entities in which they may have an interest, hold an office or serve on the boards of directors. Some of the directors of the Company also have other business interests to which they devote a major or significant portion of their time. Certain conflicts of interest, therefore, may arise between the Company and its directors. Company management believes, however, that these conflicts can be resolved through the exercise by these individuals of reasonable judgment consistent with their respective fiduciary duties to the Company. The officers and directors of the Company intend to resolve such conflicts in the best interests of the Company. Moreover, the officers and directors will devote their time to the affairs of the Company as they deem necessary.

Other than as described herein, the Company has not been a party to any transaction, or proposed transaction, during the last two years in which any director, executive officer, or principal shareholder had or will have a direct or indirect material interest, where: (1) the amount involved in the transaction or series of similar transactions exceeds $60,000; or (2) the person's interest arises solely from the ownership of the Company's securities, and the person receives no extra or special benefit not shared equally (pro rata) by all holders of the same class of securities.

A majority of the the Company's common stock is owned by Spenst Hansen, a director and officer, and by Keystone Surveys, Inc., a company that is owned, operated and controlled by Mr. Hansen. Further, the Company leases certain office space and the use of buildings that are owned and operated by Keystone. The Company leases the office space on a month-to-month basis. The lease was not negotiated at arms-length, but management believes that this arrangement is on terms as fair as those that would have been obtainable from independent third parties.

The Board of Directors of the Company has not adopted or approved any policy regarding future transactions with related third parties.

ITEM 8. DESCRIPTION OF SECURITIES

COMMON STOCK AND DIVIDENDS. The authorized capital stock of the Company consists of 10,000,000 shares of common stock, $.10 par value, of which 400,200 have been issued and are outstanding as of January 01, 2002. The holders of common stock are entitled to receive such lawful dividends as may be declared by the Board of Directors. There are no redemption or sinking fund provisions applicable to any shares of common stock. All outstanding shares of common stock are fully paid and non-assessable.

VOTING RIGHTS. Stockholders are entitled to one vote, on all matters to be voted upon, for each share of common stock held. The shares do not have the right to cumulative voting for directors, meaning that holders of more than 50 percent of the shares voting for the election of directors can elect all of the directors if they choose to do so.

LIQUIDATION RIGHTS. In the event of liquidation, dissolution or winding up of the Company, holders of common stock shall be entitled to receive pro rata all of the remaining assets of the Company that are available and distributable to the shareholders.

PREEMPTIVE RIGHTS. Stockholders do not have a preemptive right, by statute or under the Company's Articles of Incorporation or Bylaws, to acquire the Company's unissued shares of common stock.

TRANSFER AGENT. OTC Stock Transfer, Inc., is transfer agent for the Company's common stock. The transfer agent's address is P.O. Box 15600, 231 East 2100 South, Salt Lake City, Utah 84115, and its telephone number is (801) 485-5554.

                                     PART II

Item 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

The Company's common shares have not traded on a public stock exchange for approximately 15 years. The Company is registering its common stock for reporting purposes by way of this filing in order to place its common shares for trading on the OTC Bulletin Board or the "pink sheets", which are over-the-counter markets administered by the National Association of Securities Dealers. The initial trading price of the Registrant's common shares will be determined by market forces and other trading variables at the time of first trading, and will be set by its market makers. After that time, quoted trading prices will reflect inter-dealer prices, without retail markup, markdown, or commission. It is likely that such quotations will not necessarily represent actual transactions.

If, on the date of this registration statement, the Company's shares were listed for public trading, then approximately 4000 shares or 1 percent of the issued and outstanding common stock could be sold pursuant to Rule 144 under the 1933 Act. However, the Company has not agreed to register any securities under the 1933 Act for sale by stockholders. Further, the Company is not making or proposing to make any public or private offering (unless pursuant to an employee benefit plan) that could have a material effect on the market price of its common stock. Finally no shares of the Company's common stock are subject to outstanding options or warrants to purchase, or securities convertible into, its common stock.

As of January 01, 2002, there were approximately 131 shareholders of record of the Company's common shares. The Registrant has not paid any dividends on its common shares since its inception and does not anticipate that dividends will be paid at any time in the immediate future.

ITEM 2. LEGAL PROCEEDINGS

The Company is not aware of any pending legal proceeding contemplated by a governmental authority, or concerning the Company's business or properties, that involves primarily a claim for damages in excess of ten percent of current assets excluding interest and costs. As of the date of this filing, the Company is not a party to any legal proceeding, either as plaintiff or defendant, other than routine litigation incidental to its business. Thus, the financial statements have not been adjusted to reflect any material uncertainty regarding exposure to liability in legal proceedings.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

SELECTION OF INDEPENDENT PUBLIC ACCOUNTANTS. In fiscal 2001, the Board of Directors recommended and approved the selection of the accounting firm of Andersen, Andersen and Strong, certified public accountants, as the Company's independent auditor.

NO CHANGES OR DISAGREEMENTS. Andersen, Andersen and Strong has continued as the Company's independent public accountants to the present date, without any changes in or disagreements with that engagement or their audits. In particular, the Company has made no changes nor had any disagreements that in any way have affected its independent, professional relationship with its auditors during the Company's two most recent fiscal years, 2002 and 2001, or any subsequent interim period.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

The Company has not sold any shares of unregistered common stock in any private placement offerings, or issued any unregistered stock in exchange for Company debts in the past five years, and it is not aware of any recent sales or issuances of restricted shares of common stock, other than the following:

(1) On November 20, 2001, the Company authorized the issuance of 96,000 shares of unregistered stock to its three directors: Spenst Hansen, Blane Van Pletzen and Carlos Chavez, with a basis of $1.00 per share, as payment in lieu of cash for director fees. These shares were issued on a basis of 2,000 shares for each calendar quarter of service. Spenst Hansen has been President and Director since January 1995, and was awarded 56,000 shares for 28 quarters. Carlos Chavez has been Secretary and Director since July 1998 and was awarded 28,000 shares for fourteen quarters. Blane van Pletzen has been Vice-President and Director since July 2000 and has been awarded 12,000 shares for six quarters.

(2) On November 20, 2001, the Company authorized the issuance of 63,000 shares of unregistered stock, with a basis of $1.00 per share, to Keystone Surveys, Inc. Twenty-one thousand of these were issued as payment for office rental on a basis of $500 a month for forty-two months. The remaining forty-two thousand shares were issued as reimbursement for the clerical, administrative and overhead service costs at a rate of $1,000 for the same period.

All of the shares described above are restricted, inasmuch as their issuance is in reliance upon the exemption from registration provided by Section 4(2) of the 1933 Act. After this stock has been held for one year, the recipient may sell within a three month period an amount of shares no greater than 1% of the then-outstanding stock of the Company in compliance with the provisions of Rule 144. A restrictive legend is imprinted on the stock certificates and "stop transfer" instructions against their sale or transfer are in place.

ITEM 5. INDEMNIFICATION OF OFFICERS AND DIRECTORS

The Company's Bylaws authorize it to indemnify, at its election, any director, officer, agent and/or employee as to those liabilities and on those terms and conditions as are specified by Nevada Law. Further, the Company may purchase and maintain insurance on behalf of any such persons whether or not it would have the power to indemnify such person against the liability insured against. Indemnifying and/or insuring its officers and directors from the increasing liabilities and risks their corporate acts and omissions expose them to, could result in substantial expenditures by the Registrant, while preventing any recovery from them for losses incurred by the Registrant as a result of their actions.

For that reason, the Securities and Exchange Commission has issued an advisory opinion concluding that indemnification of this type is against public policy as expressed in the 1933 Act, as amended, and, therefore, is unenforceable with respect to any claim, issue, question, or matter of liability touched upon by anything within the purview of the federal securities laws and regulations.

                                    PART F/S

                   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The following Financial Statements and Report of Independent Public Accountants are filed as a part of this Registration Statement on Form 10-SB:

                              ITEM
     --------------------------------------------------------
 1.  Independent Auditors' Report.

 2.  Financial Statements of The Mammoth Mining Company

       (A) Balance Sheets
       (B) Statements of Operations
       (C) Statements of Stockholders' Equity
       (D) Statements of Cash Flows

 3.  Notes to Financial Statements

                                    PART III

ITEM 1. INDEX TO EXHIBITS, FINANCIAL SCHEDULES AND REPORTS ON FORM 8-K

                  See Item 2, below.

ITEM 2. DESCRIPTION OF EXHIBITS

     A. Index to and Description of Supplemental Schedules

     NONE.

     B. Reports on Form 8-K

     NONE.

     C. Index to and Description of Exhibits

     The following documents are filed as exhibits to this Form 10-SB:

EXHIBIT NO.  SEC. NO.  DOCUMENT
---------------------------------------------------------------------------
  99         3(i)    Certificate of Amendment to Articles of Incorporation
   3         3(i)    Articles of Incorporation, restated
  10        10       Leases - oil and gas properties
  99.2      27       Financial Data Schedule to Form 10-SB

POWER OF ATTORNEY

The Registrant and each person whose signature appears below has designated and appointed Spenst Hansen and Carlos M. Chavez, and each of them as its or his true attorneys-in-fact ("Attorneys-in-Fact") with full power to act alone and authority to execute in the name of each such person, and to file with the SEC, together with any exhibits thereto and other documents therewith, any and all amendments to this Form 10-SB that may be necessary or advisable to enable the Registrant to comply with the 1934 Act, and all rules, regulations and requirements pertaining thereto, fully empowering them to make all amendments and such other changes in the Form 10-SB as the aforesaid Attorneys-in-Fact or any one of them may deem appropriate with authority thereby to ratify and execute the same.

                                   SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the 1934 Act, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

THE MAMMOTH MINING COMPANY

/s/ Spenst Hansen, President      /s/ Blane van Pletzen, Controller
CHIEF EXECUTIVE OFFICER           PRINCIPAL FINANCIAL OFFICER
Dated: February 14, 2002          Dated: February 14, 2002

Pursuant to the requirements of the 1934 Act, this registration statement has been signed below by the following person on behalf of the Registrant and in the capacity and on the date indicated.

THE BOARD OF DIRECTORS OF MAMMOTH MINING COMPANY

/s/ Spenst Hansen, Director and Chairman  Dated: February 14, 2002
/s/ Blane van Pletzen, Director           Dated: February 14, 2002
/s/ Carlos M. Chavez, Director            Dated: February 14, 2002